Exhibit 99.6

PERDIGÃO UNVEILS OPERATIONS AT THE

AGROINDUSTRIAL COMPLEX IN MINEIROS (GO)

New unit to generate about two thousand direct jobs and consolidate the Company’s position as one of the largest employers in the Midwest

Perdigão today (March 20) unveils its Agroindustrial Complex in Mineiros (GO), expected to become an international benchmark for poultry production. The unit will have a capacity to process 81,000 tons/year of special poultry, equivalent to 24,000 head of turkey and 140,000 head of chicken and Chester® per day by the second semester 2008, when the plant will be operating at its full capacity. At least, 80% of this volume will be exported.

Over the next two years, the complex is expected to generate about two thousand direct and eight thousand indirect jobs. The new unit is forecasted to increase the Company’s annual sales by R$ 550 million and will be important to Perdigão’s expansion strategy. Besides expanding chicken production, Mineiros will be instrumental in growth of the turkey and Chester® segments, activities which until now have been concentrated at the Company’s operations in southern Brazil.

Turkey slaughtering has already begun and chicken and/or Chester® slaughtering is expected to begin in 2008. The unit will start operations with a single shift and an output of 500 tons/month of finished products. This first phase will continue through to June when production will reach 1,500 tons.  From July, a second shift will be introduced and output ramped up to 3,000 tons/month. The complex should be producing 4,000 tons/month by the year-end.

The project, which is notable for its advanced technology, represents investments of R$ 510 million, R$ 240 million of this from Perdigão, with partial financing from the Brazilian Economic and Social Development Bank (BNDES). The remaining R$ 270 million will be invested by the integrated outgrowers in the construction of 200 production modules, work on which is to be completed over the next two years. The Constitutional Fund for the Midwest (FCO) will finance the integrated outgrowers through the intermediary of the Banco do Brasil. FAT (Workers’ Assistance Fund) resources were also allocated in 2005 for the some purpose.

THE COMPLEX

The Mineiros Agroindustrial Complex occupies an area of 135 hectares — which is equivalent to 175 official sized soccer pitches — in the industrial district adjacent to the GO 341 highway, 430 kilometers from the state capital Goiânia, in the southeast corner of the state. Of the total area, 23 hectares have been allocated as a legal reserve. The complex has a constructed area of 55,000 m2.

The unit is made up of two slaughterhouses and a hatchery. Work on the animal feed plant has already begun and will occupy an area of 200,000 m2. The hatchery is installed in a area of 4,500 m2 with a capacity for 209,000 eggs/week. The installation represents the most modern concept in the technology of incubation and bio-security. Currently, the hatchery is operating at an incubation rate of approximately 26,000 eggs/week.

The architectural and engineering project of the new complex is the work of Herwig Shimizu Arquitetos of Blumenau (SC), a company specialized in the design of agroindustrial plants. The project  includes the most modern solutions to ensure maximum productivity and excellence in bio-security and for preserving the environment. The equipment, which is the most advanced of its type, was imported from European, Canadian, American and Japanese manufacturers since most is not locally made.

Prior to the installation of the turkey processing line, Perdigão’s  technicians visited plants in the Netherlands, Germany, France and Poland, considered to have the most advanced industries in the sector. Among the Mineiros unit’s innovations is a turkey gassing system using carbon dioxide (CO2), which improves the quality and tenderness of the meat and ensures better use is made of the breast, as well as reducing physical effort on the part of those manning the production line.

Another innovation is the change in energy source to power the boilers which supply the steam to the turkey and chicken production lines. The gazogene system makes for more efficient generation of energy, reducing by 10% the consumption of firewood.

ENVIRONMENT

The Company’s concern with the environment is evident in all areas of the complex. A series of innovations involving the refrigeration system will result in both economy and safety. The principal initiative is designed to reduce by 50% the quantity of ammonia, a highly toxic chemical used as a thermal fluid. The solution found was to install generator and compressor units for each one of the two refrigerated chambers and for the two freezing tunnels instead of placing the equipment in a single location as is customary.

In the cutting rooms, where the temperature has to be maintained at 10 degrees Celsius, ammonia is to be substituted for frozen water. On the turkey production line, new chilling technology will allow the loss from the deboning operation to be reduced from 3% to 1% of the weight.

Based on the favorable climate of the Cerrado region, the administrative offices will be run on solar energy. All aspects at the plant have been rigorously planned to maximize the use of renewable energy sources.

As with other company units, the Mineiros complex operates an aerobic effluent treatment system, which among other advantages, allows greater reuse of treated water, produces less odor and is safer in relation to other treatment processes.

INTEGRATION

Of the 200 poultry production modules planned for construction by the end of 2008, 61 are under construction and 39 are already in operation. In addition to the purpose built poultry barns, the modules also include the production of eggs, the target being to reach self-sufficiency in the supply of hatchery requirements. The Banco do Brasil has already financed the integrated outgrowers for about R$ 140 million.

The principal difference in the Mineiros integrated outgrower system lies in its zoning. The region was divided in half, its base being the natural barrier formed by the Verde River, that flows close to the city. The modules for chicken/Chester® production are being installed on one side of the river divide and on the other, the different turkey production systems. These are also separated into micro-regions creating a type of sanitary barrier, which has been helped by the area’s highways. The trucks used for transportation  and the technical assistance teams will use different routes in their daily operations, thus guaranteeing the highest sanitary standards.

In October 2004, Perdigão began work in the region on developing an integrated outgrowers’ project for supplying the Mineiros unit. The agricultural area team used the intermediary of class associations to disseminate information to the producers. Based on presentations and visits to properties in the Rio Verde area (Rio Verde’s integrated outgrowers served as a model for implementing the system in Mineiros), interested parties were able to learn details of the system created by the Company nearly 40 years ago and which has now become one of the most successful business models ever introduced in rural areas.

The selection of the integrated outgrowers involved some parameters to ensure the project’s success: the farmer must have at least 60 hectares of land, situated up to 60 kilometers from the industrial unit, and have an entrepreneurial profile. An environmental license is essential before the agricultural units can go into operation. The first nucleus for breeding and producing  eggs from breeding flocks began operating in December 2005 at the Morro Dois Irmãos breeding farm. The first breeding nucleus for producing chickens began activities in June 2006.

The integrated outgrower chain, when completed, is expected to consume about 210,000 tons/year of corn and 120,000 tons/year of soybean meal. This will contribute to boosting local grain production, the principal basis of the Mineiros economy.

EMPLOYEES

During the first stage of operations, the unit is expected to employ about 400, rising to a thousand by the year-end. The first group to be hired has already undergone a 45-day training program at the Company’s Carambeí (PR) plant, the operations of which include the slaughter and processing of turkeys. The group was given first hand experience of all phases of production. Other employees were trained in Rio Verde and all will serve as information multipliers in training the remaining employees.

As with employees at the other company units, the new hires will enjoy medical and dental care plans, private pension plan, and personal credit and transportation benefits. A decision has also already been taken to build houses under the Housing Program (Prohab) sponsored by Perdigão for offering safe and comfortable homes at accessible prices and compatible with incomes.

The Company is to offer its employees leisure facilities with the building of  a Perdigão Sport and Recreational Center (SERP), which already operates at nine other locations where the

Company has industrial units. Mineiros city government donated sites for both the building of the new homes and the SERP.

FAVORABLE FATORS

Various factors were at play in the choice of Mineiros as the Company’s site for its new industrial unit. Among these, some of the most important are the availability of grain and labor, a very favorable climate and secure sanitary conditions. Support from the government of the state of Goiás (concession of tax breaks and improved infrastructure) and the municipal government of Mineiros (donation of land and improvement/maintenance of the road system) were critical to the feasibility of the project.

Earth moving work at the Agroindustrial Complex — internally known as the Araguaia Project after the river that rises in the region — began in June 2005 and involved the moving of more than 1 million m3 of earth (equivalent to 85,000 truck loads).  Construtora Central do Brasil — CCB was responsible for this phase of construction as well as asphalting work.

In September of the same year, Racional Engenharia began the civil construction work on the industrial unit. Racional is a highly experienced company in state-of-the-art industrial projects such as Perdigão’s Agroindustrial complex in Rio Verde (GO) which has been operational since 2000. The building stage of the project consumed 15,000 m3 of concrete and employed 700 people during the peak construction period.

Feel free to contact Edina Biava or Gabriela Las Casas at 5511.3718.5301.

São Paulo, March 20, 2007

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.